

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

Larry Wu
Chairman and Chief Executive Officer
GigaCloud Technology Inc
8F, House 9, Creative Industry Park
No. 328 Xinghu Street, Industry Park
Suzhou, Jiangsu Province, People's Republic of China

> **Re: GigaCloud Technology Inc**
> **Draft Registration Statement on Form F-1**
> **Submitted May 24, 2021**
> **CIK No. 0001857816**

Dear Mr. Wu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted May 24, 2021

Prospectus Summary
Overview, page 2

1. Please balance your disclosure in the prospectus summary about your significant growth over the last two years by disclosing the positive impact that COVID-19 has had on your growth. In this regard, we only note a brief mention of how COVID-19 has accelerated the trend of consumers purchasing products online "in the core large parcel categories including furniture and home appliance." Refer to CF Disclosure Guidance: Topic No. 9 and 9A for additional guidance.

Corporate History and Structure, page 7

2.    Please revise your disclosure here and in your Corporate History and Structure section to clarify the reason or reasons for using the VIE structure for your business, including whether there was any reason why the VIE structure was required to accommodate your current business model.  As a related matter, we note that in July 2018 and February 2021 you obtained 100% of the equity interests in DAIKENUNSOH Co., Ltd. and Suzhou Dajianyun Transport Co., Ltd. ("Suzhou Giga Cloud"), respectively.  Please explain to us the facts and circumstances that lead to the termination of these VIE structures, including any changes in PRC or Japanese regulations that may have prompted these changes.

3.    Please revise your diagram on pages 8 and 81 to ensure it is consistent with the disclosure throughout your registration statement.  In this regard, we note your disclosure on page 80 that you "conduct [y]our business operations across 11 subsidiaries and seven consolidated VIEs."  We also note your references to "VIEs in the PRC" throughout your registration statement.  However, the diagram illustrating your corporate structure appears to suggest that you conduct your operations across eight subsidiaries and four VIEs and the lines depicting contractual relationships are not used with the PRC entities identified in your diagram, suggesting you have no VIEs in the PRC.  We also note your disclosure on page 82 that in July 2018 you acquired the equity interests in DAIKENUNSOH Co., Ltd., which then became a wholly-owned subsidiary of your company.  However, it does not appear that DAIKENUNSOH Co., Ltd. is included in your corporate structure diagram.

As a related matter, we note your disclosure on page 82 that seven of your control agreements are still effective.  Please revise to disclose what VIEs these control agreements are related to.  Also, to the extent applicable, revise the diagram to identify the WFOEs.

4.    We note your disclosure that you have "contractual arrangements with [y]our consolidated VIEs and their shareholders."  Please expand your disclosure here, and in the Business section, to identify these shareholders.

Risk Factors
Risks Related to Doing Business in China, page 42

5.    Please consider the addition of risk factor disclosure relating to the regulatory environment in China, including disclosure on (i) how intellectual property rights and protections may be insufficient for your material intellectual property in China and (ii) how the increased global focus on environmental and social issues and China's potential adoption of more stringent standards in these areas may adversely impact your operations.  Refer to CF Disclosure Guidance: Topic No. 10 for additional guidance.

We could be adversely affected by political tensions..., page 42

6.     We note your disclosure that you "do not currently export any of [y]our product candidates to the U.S."  Please reconcile this statement with your disclosure that a "substantial part of [y]our revenues is derived from the U.S" and that you "sell [y]our own inventory, or 1P, through the GigaCloud Marketplace and to and through third-party ecommerce websites, such as Rakuten in Japan, Amazon and Walmart in the U.S."

Risks Related to the ADSs and this Offering
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 65

7.     We note your disclosure that "[n]o condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder" (emphasis added). Please revise your registration statement to remove the limiting language underlined above, so your disclosure conveys that the jury waiver provision in your deposit agreement does not serve as a waiver of compliance with any and all U.S. federal securities laws, rules, and regulations.

Your rights to pursue claims against the depositary..., page 65

8.     Your risk factor disclosure on page 65 indicates that your deposit agreement will contain an exclusive forum provision designating state or federal courts in New York, New York as the exclusive forum to hear and determine claims arising under the deposit agreement. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision.  If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Our dual-class voting structure will limit your ability..., page 69

9.     Please describe here, or elsewhere as appropriate, the dilutive effect on the Class A holders that will occur as the result of future conversion of Class B ordinary shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 96

10.    We note your disclosure that "[i]n 2021, [you] launched a remorse protection program that covers up to 60% of the buyers' logistics costs of returns from end customers." To provide additional context for investors, please further discuss the terms of this program and the expected impact it will have on your financial condition, results of operations and cash flows, if material. In this regard, we note your disclosure that this is "an attractive service offering to [y]our buyers and a program unavailable on most other platforms."

Key Components of Results of Operations
Cost of Revenues, page 96

11.    We note in regard to your off-platform ecommerce revenue that you use third party websites. Please tell us whether you incur any expenses for the use of these websites, and if so, where they are reported in the statement of comprehensive income.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Gross Profit and Gross Margin, page 101

12.    Please explain to us with a view to disclosing how your gross margin increased from 18.1% in 2019 to 27.3% in 2020 due to the increase in your revenues as your GigaCloud Marketplace grew that you cite.

Liquidity and Capital Resources
Operating Activities, page 103

13.    Your disclosure appears to focus on how the amount for cash of operating activities was derived in each period rather than a period to period comparative analysis of material changes therein. The analysis should address and quantify the significant drivers underlying the change and how they impact operating cash. Refer to the lead in paragraphs of Item 5 of Form 20-F, section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and section 501.04 of the staff's Codification of Financial Reporting Releases for guidance. Please revise your disclosure as appropriate.

Business, page 112

14.    Please include a description of the general terms of your agreements with third-party merchants, including the general fee structure, duration and termination provisions of such agreements. In this regard, we note your disclosure on page 21 regarding the importance of third-party merchants on your business.

15.    We note your disclosure on page 119 that "[i]n September 2020, we launched our supply chain financing services to select qualified sellers." Please discuss here or elsewhere in your filing, the financing services you are providing. For example, discuss the terms of the financing provided and address the expected effect on your financial condition.

Larry Wu
GigaCloud Technology Inc
June 22, 2021
Page 5

Business Overview, page 112

16.    Please clarify whether you have entered into any agreements with the shipping, trucking, and freight service providers you reference on page 112. In this regard, we note your disclosure that you "maintain partnerships with several major shipping, trucking and freight service providers." Please indicate the general terms of such agreements.

Regulation, page 127

17.    We note that your discussion of government regulations in this section does not extend beyond China and Japan. Please include a discussion of the regulatory environment for any foreign market you deem to be material or otherwise advise.

18.    We note your disclosure of PRC regulations that restrict or prohibit foreign ownership in China. Please revise to disclose which parts of the company's business fall within these restrictions and prohibitions, if any. For example, discuss whether Oriental Standard Network Technology (Suzhou) Co., Ltd. would be able to have any foreign ownership.

Principal Shareholders, page 149

19.    Please revise the footnotes to your beneficial ownership table on pages 149-50 to identify the natural person(s) with voting and/or investment control over HUA YUAN INTERNATIONAL LIMITED and Hong Kong Red Star Macalline Universal Home Furnishings Limited. For guidance, refer to Item 403 of Regulation S-K.

Description of Share Capital
Ordinary Shares, page 153

20.    We note your disclosure that your Class A ordinary shares and Class B ordinary shares will rank *pari passu* with one another. Please clarify how your Class A and Class B ordinary shares will have different voting and conversion rights while still ranking *pari passu* with one another.

Consolidated Statements of Comprehensive Income, page F-6

21.    Please present separately revenues, and associated cost of revenues, of tangible products, rental of space and services as required by Rule 5-03(b)(1) and (2) of Regulation S-X.

General

22.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

23.     Please revise your prospectus cover page to disclose that your officers and directors and certain affiliated shareholders will own a substantial majority of your ordinary shares following the offering.  As a related matter, please disclose whether you will be deemed a "controlled company" as defined by the market on which you intend to list your shares and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

24.     Please file each of your VIE Agreements as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.  Please contact Nicholas Lamparski at 202-551-4695 or Jennifer López at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Benjamin Su